Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312-964-3500 Fax 312-964-3501 www.stradley.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

Re: Nuveen Municipal Credit Opportunities Fund (333-23106; 811-23440)

Ladies and Gentlemen:

On behalf of the Nuveen Municipal Credit Opportunities Fund (the “Fund”), we hereby confirm supplementally that the information with respect to the aggregate public offering price, number of shares to be sold in the offering, underwriting syndicate, underwriting discounts and commissions, amount of proceeds and other items dependent upon the offering price, which information has been omitted from the Fund’s Registration Statement on Form N-2 in accordance with Rule 430A under the Securities Act, shall be included in a definitive prospectus filed by the Fund pursuant to Rule 497 within 15 business days after the effective date of the Registration Statement.

Furthermore, you have requested that we address the SEC Division of Corporation Finance “Compliance and Disclosure Interpretation” set forth below:

“Question 227.02

Question: May a registrant omit the principal amount of securities to be offered from its registration statement in reliance on Rule 430A?

Answer: No. The principal amount of securities to be offered (i.e., volume) is not price-related information or a term of the security dependent upon the offering date, and therefore such amount cannot be omitted from the registration statement in reliance on Rule 430A(a). [Jan. 26, 2009]”

The Fund included pricing information (i.e., the amount of securities to be offered) in the pre-effective amendment no. 4 to the registration statement on Form N-2 filed on Friday, September 13, 2019: it registered 54,000,000 shares at $15.00 per share. When an operating company conducts a public offering of its shares, the share price is typically heavily negotiated with underwriters, is dependent on a wide variety of factors and financial metrics unique to the issuer, and thus remains unknown until the very last minute. As a result, the price per share to the public is typically disclosed in the final definitive prospectus filed after the registration statement is declared effective. However, for a closed-end fund conducting its initial public offering, industry practice has evolved differently. Here, as in every closed-end fund initial public offering we’ve seen over the last 15 years or so, the price to the public ($15.00 per share) is known at the start (closed-end fund shares have traditionally been priced at $10.00, $15.00, $20.00 or $25.00 per share at initial public offering), but the offering size is completely dependent on demand. The underwriters establish demand during the marketing period, which typically runs through the close of the New York Stock Exchange on the date the fund’s registration statement is declared effective. After the registration statement is declared effective, and after the close of the NYSE on that date, the underwriters and the fund conduct a call to determine the final terms of the offering – the key terms are the number of shares initially being sold by the fund to the underwriters and the size of the underwriters’ over-allotment option to purchase additional shares. Given the market practice described above, and the associated timing, the offering size is the closed-end fund equivalent of “price-related information” and typically cannot be determined until after the fund’s registration statement is declared effective, and the underwriters and the fund finalize the terms of the offering after the close of business on that date.

If we may cooperate with you in any way in the processing of this filing, please telephone the undersigned at (312) 964-3502 with any question or comments concerning the Fund’s Registration Statement.

September 16, 2019

Best regards,
/s/ David P. Glatz
David P. Glatz

DPG: cc: E. Fess D. Wohl G. Zimmerman